UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADENCE PHARMACEUTICALS, INC.

(Names of Subject Company)

MADISON MERGER SUB, INC.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Peter G. Edwards, Esq.

Senior Vice President and General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$N/A*	$N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), to purchase all of the shares of common stock, par value $0.0001 per share, of Cadence Pharmaceuticals, Inc., a Delaware corporation (“Cadence”), that are issued and outstanding at a price of $14.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of February 10, 2014, by and among Purchaser, Mallinckrodt and Cadence.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Cadence referenced in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mallinckrodt and Purchaser will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Mallinckrodt and Purchaser will file tender offer materials on Schedule TO, and thereafter Cadence Pharmaceuticals will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cadence Pharmaceuticals common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Mallinckrodt plc at 675 James S. McDonnell Blvd, Hazelwood, MO 63042, Attention: John Moten, Vice President Investor Relations, (314) 654-6650. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Cadence Pharmaceuticals and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cadence Pharmaceuticals or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cadence Pharmaceuticals’ and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

Statements in this communication that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Cadence Pharmaceuticals operate; the commercial success of OFIRMEV; Mallinckrodt’s and Cadence Pharmaceuticals’ ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the tender offer and the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Cadence Pharmaceuticals’ operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Cadence Pharmaceuticals’ performance and maintenance of important business relationships; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013, as well as Cadence Pharmaceuticals’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Cadence Pharmaceuticals or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Mallinckrodt Conference Call dated February 11, 2014